UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 0-5734
The Retirement Plan of Agilysys, Inc.
Agilysys, Inc.
28925 Fountain Parkway
Solon, Ohio 44139

Financial Statements and Supplemental Schedule
The Retirement Plan of Agilysys, Inc.
December 31, 2008 and 2007, and Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

The Retirement Plan of Agilysys, Inc.
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007, and
Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
The Retirement Committee
The Retirement Plan of Agilysys, Inc.
We have audited the accompanying statements of net assets available for benefits of The Retirement Plan of Agilysys, Inc. as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 29, 2009

The Retirement Plan of Agilysys, Inc.
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments, at fair value (see Notes 2 and 4)	$76,335,690	$93,136,455

Adjustment from fair value to contract value for fully benefit-responsive contracts	(165,501)	679,457

Net assets available for benefits	$76,170,189	$93,815,912

See accompanying notes to financial statements.

The Retirement Plan of Agilysys, Inc.
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$892,344
Contributions:
Employer	3,607,040
Participants	8,213,607
Rollovers and other	447,075

Total contributions	12,267,722

Total additions	13,160,066

Deductions
Net depreciation in fair value of investments (see Note 4)	30,441,312
Benefits paid to participants and rollover plans	12,047,772
Administrative expenses (see Note 3)	23,879

Total deductions	42,512,963

Transfers in from Merged Plans (see Note 1)	11,707,174

Net decrease	(17,645,723)

Net assets available for benefits:
Beginning of year	93,815,912

End of year	$76,170,189

See accompanying notes to financial statements.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
December 31, 2008 and 2007, and
Year Ended December 31, 2008
1. Description of Plan
The following description of The Retirement Plan of Agilysys, Inc. (the Plan) provides only general information. Participants should refer to the Plan agreement and the summary plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of Agilysys, Inc. and certain of its subsidiaries (the Company and Plan Administrator) as defined in the summary Plan document. At December 31, 2008, eligible employees may participate in the Plan after completing sixty days of continuous service.
The assets of the Plan are maintained by State Street Corporation, formerly Investors Bank & Trust Company (the Trustee). MassMutual Financial Services (Recordkeeper) serves as the funding agent of the Plan and has entered into an arrangement with the Trustee to provide recordkeeping and certain other services to the Plan that would otherwise be handled by the Trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Company purchased all the outstanding shares of IG Management Company and its subsidiaries (collectively, InfoGenesis) and Innovative Systems Design, Inc. on June 18, 2007 and July 2, 2007, respectively. Effective as of May 1, 2008 and June 1, 2008 (respectively, the Merger Dates), the InfoGenesis Retirement Savings Plan and the Innovative Systems Design, Inc. 401(k) Plan (the Merged Plans) were merged into and made a part of the Plan. All assets and liabilities of the Merged Plans were transferred to and made a part of the Plan. Employees who were eligible to participate in the Merged Plans immediately prior to the respective Merger Dates continued to be eligible to participate in the Plan. Service credited for eligibility and vesting purposes under the Merged Plans was included for eligibility and vesting service under the Plan.
Contributions
Participants may elect to contribute up to 50% of their annual pre-tax compensation, provided the amounts do not exceed the annual Internal Revenue Service (IRS) limit. Prior to July 1, 2007, the Company contributed a 50% matching contribution on the first 6% of compensation that a participant contributed to the Plan. Effective July 1, 2007, the Company contributed a 100% matching contribution on the first 1% of compensation and a 50% matching contribution on the next 5% of compensation that a participant contributed to the Plan. Employees who attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Additional profit sharing amounts may be contributed at the discretion of the Company’s senior management. The additional profit sharing contributions may be made in cash or in common shares of the Company (Shares), provided that not more than 50% of the aggregate contribution for a Plan year is made in Shares. Profit sharing contributions for the year ended December 31, 2008 were $482,627.
The Plan allows for automatic enrollment with a 6% contribution of an eligible participant’s compensation 60 days after the date of hire, unless the participant has affirmatively elected a different contribution level or not to contribute to the Plan. The Company will invest these automatic contributions along with the Company matching contributions in the applicable MassMutual Destination Retirement Series fund, with a target year closest to the year the participant will reach age 65, on behalf of the participant until an affirmative election is received from the participant.
Participants may elect one or more of the Plan’s investment options available for the investment of their contributions, their allocation of the Company’s matching contributions, and any additional contributions not made in Shares in 1% increments. The Company may direct that Shares contributed to the Plan for annual contributions be invested initially in the Agilysys Company Stock Fund. Participant and company contributions are eligible to be transferred to any of the investment options of the Plan.
Participants can generally change their investment elections at any time. A participant may elect to have a portion or all of the balance of prior contributions together with earnings (in increments of 1%) transferred from any fund in which it is invested to any other fund, subject to any transfer restrictions that the fund may impose.
Effective April 1, 2008, the Plan was amended to allow for after-tax Roth 401(k) contributions and direct rollovers of designated Roth 401(k) accounts from other qualified retirement plans.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
1. Description of Plan (continued)
Participant Accounts
A separate account is maintained for each participant in the Plan, reflecting the participant’s contributions, the Company’s matching contributions, loans, withdrawals, transfers, and an allocation of (a) the Company’s profit sharing contributions based on the proportion of the participant’s compensation to the total compensation within certain limits of all eligible participants, (b) Plan earnings, and realized and unrealized gains or losses, and (c) forfeitures of nonvested account balances. Allocations are based on participant compensation within certain limits or account balances, as defined. The participant’s account determines the benefit that will ultimately be received upon retirement or termination. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in the Company’s matching and profit sharing contributions portion of their accounts based on years of continuous service. Prior to July 1, 2007, a participant was 100% vested after 5 years of credited service for both company matching contributions and profit sharing contributions. Effective July 1, 2007, company matching contributions are on a two-year cliff vesting schedule (Safe Harbor Match). Profit sharing contributions continue to be 100% vested after 5 years of credited service.
Participant Loans
Participants may borrow from their vested interest, as defined, a minimum of $1,000 up to a maximum not to exceed the lesser of 50% of their vested interest or $50,000. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and accrue interest at 1 percentage point above the prime rate which is in effect on the first business day of the month prior to the month in which the loan application is issued. Principal and interest is paid ratably by the participants through payroll deductions. Participants may not have more than two loans outstanding at any time. A participant with two loans outstanding may not apply for another loan until one of the existing loans is repaid in full and may not refinance an existing loan or obtain a third loan for the purpose of repaying an existing loan. Existing loans may be pre-paid at any time without penalty.
Payment of Benefits
On termination of service or upon death, disability, or retirement, participants may receive a benefit payment, which is generally available in the single sum payment form equal to the value of the participant’s vested interest in his or her account. Distribution of the participant’s account must commence by April 1 following the end of the calendar year in which the participant attains age 70 1/2.
A participant may withdraw at any time, pursuant to reasonable and uniform notice, any amount of the actual value of employee after-tax or rollover contributions. Withdrawal of funds representing the participants’ vested interest in matching, discretionary, and profit sharing contributions including earnings may only be made upon attainment of age 59 1/2 or upon determination that a serious financial hardship exists. Hardship withdrawals from the Safe Harbor Match source are not allowed.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the Company Shares in his or her account. Prior to the time such rights are to be exercised, each participant is sent a copy of the proxy solicitation materials. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted then, as provided in the Charter of the Retirement Plan Committee of Agilysys, Inc. adopted on July 1, 2008, such shares are voted proportionately in accordance with the instructions received from other participants in the Plan.
Forfeited Accounts
At December 31, 2008 and 2007, forfeited nonvested accounts totaled $392,000 and $418,000, respectively. These accounts will be used to offset future administrative expenses of the Plan and employer matching or profit sharing contributions.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
1. Description of Plan (continued)
Plan Expenses
Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other administrative expenses incurred in the administration of the plan are charged against the respective funds, unless the Company elects to pay such amounts. The Company has elected to pay audit and consulting fees only.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, suspend, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted FAS 157 on January 1, 2008, as required. Additional information regarding the Plan’s use of fair value measurements is contained in Note 2.
In May 2009, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 165 (FAS 165), Subsequent Events. FAS 165 defines subsequent events to include events or transactions that occur after the balance sheet date, but before the financial statements are issued. FAS 165 requires that subsequent events are named either as recognized (referred to in practice as Type I subsequent events) or non-recognized (referred to in practice as Type II subsequent events). In addition, the date through which an entity has evaluated subsequent events, as well as the basis for using that date, must be disclosed. FAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The Plan Administrator is currently evaluating the provisions of FAS 165, but does not expect them to have a material effect on the Plan’s financial statements.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
The Plan adheres to Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.
The Plan’s investments in common stocks and Company Shares are stated at fair value, which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in mutual funds is based on quoted redemption values on the last business day of the plan year. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
The Plan’s investments in fully-benefit responsive investment contracts are adjusted from fair value to contract value in the Statement of Net Assets Available for Benefits. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits and expenses. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. On July 1, 2008, the Plan’s investments included the Babson Core Bond SAGIC fund (SAGIC), which is a pooled separate account insured by a general account guarantee to preserve principal and pay a stated rate of return. The general account guarantee protects the separate account from daily fluctuations in the bond market. The fair value of the SAGIC was calculated based on the market value of the underlying investments held by the fund at the end of the plan year. Prior to July 1, 2008, one of the Plan’s investment options was the Babson Guaranteed Interest Account (GIA). Participants in the GIA were guaranteed preservation of principal and a stated rate of return regardless of economic events while the agreement was active. The fair value of the GIA was calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contributions to both funds were invested in high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments. Investments in the SAGIC and the GIA were carried at contract value in the participants’ accounts, as described above. The adjustments to contract value for the SAGIC at December 31, 2008 and the GIA at December 31, 2007 are shown in the aggregate on the Statements of Net Assets Available for Benefits and the SAGIC has been adjusted to contract value on the Schedule of Assets (Held at End of Year). Under both the SAGIC and the GIA agreements, the issuer does not guarantee payment of withdrawals at contract value as a result of premature termination of the contracts by the Plan or upon plan termination. The Plan Administrator has not expressed any intention to take either of these actions. The yield earned by these fully-benefit responsive contracts at December 31, 2008 and 2007 was 3.51% and 4.24%, respectively. The yield credited to these fully-benefit responsive contracts at December 31, 2008 and 2007 was 4.85% and 3.75%, respectively.
Participant loans are stated at amortized cost plus accrued interest adjusted to a current market rate, which approximates fair value.
Fair Value Measurements
Effective January 1, 2008, the Plan adopted FAS 157, which established a single authoritative definition of fair value, set a framework for measuring fair value, and required additional disclosures about fair value measurements. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:
Level 1 —	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 —	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 —	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for the Plan’s investments measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks and Company Shares:	Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:	Valued at the net asset value of the shares held by the Plan at year end.

Participant loans:	Valued at amortized cost plus accrued interest adjusted to a current market rate, which approximates fair value.

Pooled separate account:	Valued at fair value based on the market value of the underlying assets held in the account at the close of business at the end of the plan year.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table presents by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$50,952,214	$—	$—	$50,952,214
Common stocks and Company Shares	1,577,046	—	—	1,577,046
Pooled separate account	—	—	22,464,276	22,464,276
Participant loans	—	—	1,342,154	1,342,154

Total assets at fair value	$52,529,260	$—	$23,806,430	$76,335,690

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

	Level 3 Assets
	Plan Year Ended December 31, 2008
	Pooled
	Separate Account	Participant Loans

Balance at January 1, 2008	$15,513,509	$1,027,539
Realized gains/(losses)	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	165,501	—
Purchases, sales, issuances, and settlements (net)	6,950,767	314,615

Balance at December 31, 2008	$22,464,276	$1,342,154

3. Transactions With Parties in Interest
Party-in-interest transactions include the investment in the funds of the Recordkeeper, purchases or sales of Company Shares and receipt of the related dividend income, and the payment of administrative expenses by the Plan. Such transactions are exempt from being prohibited transactions.
The Plan purchased Company Shares for $950,025, sold Company Shares for $302,248, and received dividends on Company Shares totaling $8,185 during the year ended December 31, 2008.
4. Investments
The following table presents investments at fair value that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2008	2007

AmerFunds EuroPacific Growth Fund	$6,305,516	$11,069,186
Babson Core Bond SAGIC	22,464,276	—
Babson Guaranteed Interest Account	—	15,513,509
Babson Premier Credit Bond Fund	4,308,522	—
Clover Capital Small Company Value Fund	6,407,887	9,813,483
MassMutual Destination Retirement 2020 Fund	5,407,774	7,576,379
Northern Trust Indexed Equity Fund	7,058,339	11,803,951
Oppenheimer Capital Appreciation Fund	6,170,239	10,885,402
T. Rowe Price Mid Cap Growth Equity II Fund	4,566,556	7,061,015

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
4. Investments (continued)
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in fair value as follows:

Net
(Depreciation)
Appreciation
in Fair Value
of Investments
Agilysys, Inc. common shares	$(710,844)
Common stocks	(415,157)
Mutual funds	(29,363,831)
Participant loans	48,520

$(30,441,312)

5. Income Taxes
The Plan has received a determination letter from the Internal Revenue Service dated February 21, 2007, stating that the plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
7. Differences Between Financial Statements and Form 5500
The accompanying financial statements present participant loans at amortized cost plus accrued interest adjusted to a current market rate, which approximates fair value. The Form 5500 requires participant loans to be presented at cost. Therefore, the adjustment from fair value to cost for participant loans represents a reconciling item.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2008
Net assets available for benefits per the financial statements	$76,170,189
Adjustment from fair value to book value for participant loans	(48,520)

Net assets available for benefits per Form 5500	$76,121,669

The following is a reconciliation of the net decrease in assets available for benefits per the financial statements to the net loss per the Form 5500:

December 31,
2008
Net decrease in net assets available for benefits per the financial statements	$(17,645,723)
Decrease from fair value to book value for participant loans	(48,520)

Net loss per Form 5500	$(17,694,243)

The Retirement Plan of Agilysys, Inc.
EIN #34-0907152  Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

		Description of	Current
	Identity of Issuer	Investment	Value

Mutual Funds:
	Babson Premier Credit Bond Fund	430,852 units	$4,308,522
*	MassMutual Destination Retirement 2020 Fund	809,547 units	5,407,774
*	MassMutual Destination Retirement 2040 Fund	277,526 units	1,790,043
	American Funds EuroPacific Growth Fund	228,792 units	6,305,516
*	MassMutual Destination Retirement Income Fund	33,489 units	257,192
	Harris Focused Value Fund	124,153 units	1,109,926
	T. Rowe Price Mid Cap Growth Equity II Fund	537,875 units	4,566,556
*	MassMutual Destination Retirement 2030 Fund	373,576 units	2,424,509
	Wellington Fundamental Value Fund	379,220 units	2,855,523
	Northern Trust Indexed Equity Fund	847,340 units	7,058,339
	Oppenheimer Capital Appreciation Fund	214,096 units	6,170,239
	Waddell & Reed Small Cap Growth Fund	117,570 units	1,192,159
	Clover Capital Small Company Value Fund	722,422 units	6,407,887
*	MassMutual Destination Retirement 2010 Fund	67,486 units	499,397
	Babson High Yield Fund	36,841 units	255,310
	Cooke & Bieler MidCap Value Fund	53,394 units	343,322

Pooled Separate Account:
	Babson Core Bond SAGIC	1,843,973 units	22,298,775

Common Stocks:
	Self-Directed Brokerage Account		777,863
*	Agilysys Common Shares	257,647 units	799,183

Other:
*	Participant Loans ($1,293,634 cost)	Interest rates from
		4.25% to 10% due by
		or prior to 2022	1,342,154

	Total		$76,170,189

*	Represents party in interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
The Retirement Plan of Agilysys, Inc.
June 29, 2009

/s/ Kenneth J. Kossin, Jr.
Kenneth J. Kossin, Jr.
Senior Vice President and Chief Financial Officer

The Retirement Plan of Agilysys, Inc.
Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm.